Exhibit 99.1

NewsRelease

TransCanada Appoints New Independent Director

CALGARY, Alberta - February 15, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the appointment of a new independent director, Stéphan Crétier, effective February 17, 2017.

Since 1999, Mr. Crétier has been chairman of the board, president and chief executive officer of Garda World Security Corporation and its principal subsidiaries.

Mr. Crétier has previously served as a director of ORTHOsoft, Inc. from August 2004 to November 2004, a director of BioEnvelop Technologies Corporation from 2001 to 2003 and as director and president and chief executive officer of Rafale Capital Corporation from 1999 to 2001.

Mr. Crétier plays an active role as a board member of several organizations including the Montréal Economic Institute, a leading free market think-tank, and the Ligue Internationale des Sociétés de Surveillance. He also serves on the Board of Trustees of the Hirshhorn Museum, a Smithsonian Institution in Washington, D.C.

Mr. Crétier holds a Master of Business Administration degree from the University of California (Pacific).

“We are pleased to welcome Mr. Crétier as our newest director,” said Barry Jackson, chair of TransCanada’s board of directors. “His extensive experience as CEO of a multinational corporation, along with his leadership skills, strategic insight and business acumen will be a valuable addition to our board. We look forward to working with Mr. Crétier over the coming years.”

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / James Millar / Tim Duboyce
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522